JEREMY P. FEAKINS

Trevelyan Farm
1200 West Penn Grant Road, Lancaster, Pennsylvania 17603 USA
Mobile: (917) 679-2005 ◆ Email: Jeremy@jpfeakins.com



PERSONAL

A British born (naturalized US Citizen) multi-talented diverse senior executive and entrepreneur, who has achieved extraordinary success as a founder of companies and as investor/advisor to growing dynamic businesses. Developed products and companies from concept through Public Listing. Highly participative consensus-building management style with proven ability to identify and penetrate markets, assemble and motivate effective teams. Proven superior logistical, modeling, analytical, administration, marketing and finance skills. Experienced public speaker. Active in community programs and professional organizations.

FAMILY

Wife: Lesley. Children: Oliver (36) Jessica (33) Victoria (28)

EDUCATION

Graduate: Defence College of Logistics, Policing and Administration (United Kingdom)

BUSINESS BACKGROUND

(2019 – Present) **OZFund, LP**
Founder and Chief Executive Officer
The OZFund, LP ("OZFund or the "Fund") is a community focused 'Qualified Opportunity Fund (QOF) with plans to develop an underutilized property in Lancaster, Pennsylvania. The property will be redeveloped into 72 affordable apartments and 16,000 sf. of commercial space.

(2010 – Present) **OCEAN THERMAL ENERGY CORPORATION** USA: Pennsylvania and the US Virgin Islands
Chairman of the Board
Provided significant investment capital, debt funding, executive leadership and direction to this renewable energy company. Hired professional engineers from Fortune 500 technical firms. Established close business relationships with US and International Governments, Academia, Industry Partners and NGO's. Directed technical and financial feasibility studies for US Territories, Department of Defense, Department of Agriculture and other countries/customers. Successfully marketed and negotiated agreements for renewable energy, potable water and energy savings projects worth millions of dollars. Raised more than $30 million in private equity, $100 million in senior debt for these projects.

(2008 – Present) **JPF VENTURE FUND 1, LP/JPF VENTURE GROUP, INC,** Lancaster, Pennsylvania USA
Founder, Chairman of the Board of Directors and Chief Executive Officer
Provided substantial personal equity and founded two entrepreneurial and venture capital organizations focused on impact investing. Negotiated investment terms providing the Fund with a control/majority ownership position and significant ROI for Limited Partners.

(1998 – 2008) **GROWTH CAPITAL RESOURCES, LLC,** Lancaster, Pennsylvania, USA
Founder, Chairman of the Board of Directors and Managing Partner
Invested in companies including Medical Technology & Innovations, Inc (**MTIV**), Care Recruitment Solutions, Inc (**CRSX**), IP Voice Communications, Inc **(IPVC),** Caspian International Oil Corporation **(CIOC),** China YCT International Corp **(CYIG)**

(1990-2006) **MEDICAL TECHNOLOGY & INNOVATIONS, INC,** Riviera Beach, Florida and Lancaster, Pennsylvania USA
Founder, Chairman of the Board of Directors and Chief Executive Officer
Built a medical device company from concept to marketing by developing a first-to-market microprocessor-based vision screening device designed to identify serious eye problems in young children. Addressed all research, development and marketing activities through to national recognition. Developed strong relationships with academia and leaders of the international ophthalmological profession. Arranged for expansion capital and support from private, institutional and governmental agencies. Acquired two medial products companies. Successfully listed the Company on a US Stock Market. Sold the rights to the vision-screening device to an international eye care conglomerate.

(1986-1989) **ENVIROMENTAL SYSTEMS, INC**., Lancaster, Pennsylvania USA
Investor and Advisor
Investor and Advisor to this agricultural and environmental equipment company.

(1980-1985) **ABSTRACTA (PTY) LTD**., Johannesburg, South Africa
Investor and Director
Provided a personal equity investment and built company from 12 to over 200 employees and approximately $15.0M in annual revenues.

(1976–1980) **POLICE OFFICER.** Scotland Yard, London, UK. *Police Commissioner's Special Assignments Unit.*

(1969-1976) **ROYAL NAVY (UK).** Military School then Royal Naval Supply College, Chatham, Kent, UK (Now: Defence College of Logistics, Policing and Administration). *Royal Navy Logistics Branch/Secretariat.* Provision of transportation, food, equipment, logistics and other specialized functions working with the Navy, Royal Air Force, Special Forces, Intelligence Services and other Government Departments.

PROFESSIONAL ORGANIZATIONS.

Member: **Institute of Directors (UK).** *Member:* **British American Business Council (USA).** *Member*: **Royal Naval Association (UK)**

54 LAKEWOOD DRIVE • PEQUEA, PA 17565 • 717-408-8144 • ckettering40@gmail.com

CINTHIA M. KETTERING

PROFESSIONAL SUMMARY

Dynamic results-oriented executive and community leader with 20+ years of experience in the insurance and banking industries. Forward-thinking professional with a proven history of establishing, marketing and directing several multi-million-dollar companies. Proficient at identifying areas to maximize organizational performance and revenue, and develop strategic initiatives to accomplish short- and long-term corporate objectives. Adept at creating and implementing processes and systems which strengthen the financial and operational stability of the organization. Diversified business background coupled with the advanced aptitude for researching and resolving complex sales, human resources, financial and organizational issues throughout the enterprise. Superior ability to build teams and unite diverse employee groups to implement strategy, encourage productive communication, and deliver superior customer service. Fluent in Spanish and intermediate level Italian. Graduate of the Goldman Sachs 10,000 Small Businesses Entrepreneur Program.

AREAS OF EXPERTISE

Management & Insurance Consulting | Business Development | Strategic Planning | Human Resources
Marketing | Team Building | Revenue Enhancement | Project Management | Process Improvements
Branding | Consumer Analysis | Operational Strategy | Employee Training/Development | Forecasting

PROFESSIONAL EXPERIENCE

CMK Global Consulting LLC *January 2019 – Present*
Business Consultant

- Responsible for providing comprehensive, customized consulting services across a wide range of industries and business functions, including management, sales, human resources, marketing, talent strategy, team building, branding, and overall operational enhancements
- Draw on extensive personal business development expertise to assess organizational operations and provide strategic direction in targeted categories to elevate efficiency, productivity and profitability
- Analyze target customer needs and organizational obstacles to identify business opportunities and outline strategic solutions to maximize competitive advantages and increase revenue

KEY PROJECTS

- ➢ Currently serving as Business Development Director for JPF Venture Group Inc. in the Rebmans' Building Redevelopment Project (OZFund, LP); responsibilities include investor packet content development, identifying and securing high-net-worth investors, construction management, and project underwriting

The Bagnall Shaw Company *July 2011 – November 2018*
President/Principal

- Established and led full-service insurance brokerage with a $7M book of business and over 8,000 accounts at time of sale in November of 2018; products included Accident & Health, Life & Fixed Annuities, Property & Allied Lines, and Casualty & Allied Lines
- Executed and maintained full accountability for P&L and all daily operations including corporate branding, culture development, policy underwriting, carrier management, human resources functions for staff of 11, accounting, payroll, and customer service
- Created and executed all short- and long-term growth strategies, business development initiatives and marketing plans leading to exponential annual revenue increases
- Proactively drove new strategies by anticipating and planning for future organizational and customer needs, and ensured all team members committed to the overall corporate strategic vision

401 Services LLC *July 2011 – December 2018*
President

- Founded and operated company to provide companion services to Bagnall Shaw Company clients and the public as an authorized full agent with the PA Department of Transportation
- Services included: titles, tags and registrations; notary services; corporate documentation preparation and filing for company formations; and certified translation services

PROFESSIONAL EXPERIENCE

IronLinks Investments Inc. *June 2006 – July 2011*
President

- Established, grew and managed multi-faceted finance and insurance brokerage business providing a wide range of services to both individuals and small businesses
- Licensed Mortgage Loan Originator responsible for coordinating with borrowers to complete mortgage transactions and serve as borrower's point of contact throughout the process
- Delivered insurance services including Accident & Health, Life & Fixed Annuities, Property & Allied Lines, and Casualty & Allied Lines
- Additional finance services offered included: Credit Repair Specialist services; bookkeeping and payroll; and tax preparation for individuals and small business

American Home Bank *September 2005 – June 2006*
Mortgage Underwriter

- Performed conventional and government mortgage loan underwriting for wholesale and retail customers (LP, DU, FHA and VA underwriting)

Washington Mutual Bank *June 2003 – August 2005*
Team Leader/Senior Loan Coordinator – Loan Fulfillment Center

- Directed staff activities in the processing and underwriting of loans (DU, AUS, LPS and BEDE) to ensure that all loans were processed in compliance with applicable regulations
- Performed closing function for mortgage operations team, including clearing title reports, reviewing and preparing closing documents, and securing signatures to complete transaction

Fulton Financial Advisors *June 2000 – May 2003*
Trust Income Specialist

- Responsible for account reconciliation, accruals, project research, and conducting back-ups on Money Market Fund Trading and Institutional Mutual Fund Income and Trading
- Accurately posted interest and paid down payments on assets held in the Trust Department, ensuring that all posts were credited to the proper account
- Served as Translator for Retirement Services and Wealth Management departments as needed for sales and legal matters

AWARDS

- 2016-Entrepreneur of the Year – Lancaster Chamber of Commerce and Industry
- 2016-Forty Under 40 Award – Central Penn Business Journal
- 2016-Executive Management Award (Chief Operating Officer) – Central Penn Business Journal
- 2015-Jefferson Award for Public Service
- 2015-Community Achievement Award-Women of Influence – Central Penn Business Journal
- 2014-Athena International Award – Lancaster Chamber of Commerce and Industry

BOARD OF DIRECTORS

- 2020-Present: Court Appointed Special Advocates (CASA) of Lancaster County, Inc.
- 2016-Present: Fulton Bank Red Rose Advisory Board
- 2013-2019: Lancaster City Revitalization Investment Zone Authority Board/Finance Committee
- 2009-2017: Spanish American Civic Association (SACA)
- 2008-2012: Lancaster Chamber of Commerce and Industry

EDUCATION

- **Goldman Sachs/Babson College 10,000 Small Businesses Program**
  Graduated from year-long entrepreneurial program at Community College of Philadelphia

- **Secular Vicente Rocafuerte University, Ecuador**
  Bachelor's Degree in Political and Social Sciences

- **Reading Area Community College**
  Associates Degree in Banking Technology

Jordan Stewart, MBA

jtstewart1223@gmail.com / (717) 940-0628

SKILLS

- 10+ years of analytics experience in finance and marketing with 5+ years of pricing experience
- Strong financial skills including analysis, planning, and forecasting as well as cost/margin analysis
- Experience in market research, interpreting market/sales data, conducting competitive/SWOT analysis
- Expert knowledge and training in Tableau, Excel, Access; knowledge of SAS, SQL, VBA, Salesforce
- Ability to work with and clean unstructured data to simplify and streamline processes
- Ability to work cross-functionally while managing complex projects
- Great leadership, teaching, and communication skills with the ability to present information clearly

WORK EXPERIENCE

Graham Packaging, Lancaster, PA   May '20 – Present
Sr. Market Research Analyst

JPF Venture Group, (OZ Fund, Inc.), Lancaster, PA   March '19 – Present
VP of Finance
- Evaluate investment opportunities and real estate development projects by developing in-depth financial models
- Develop pro formas as well as ROI and break-even analysis
- Determine debt financing and investor distribution structuring
- Manage banking relationships

Stewart Real Estate Group, LLC, Lancaster, PA   Oct '17 – Present
Owner
- Invest in and develop rental properties; evaluate and strategically negotiate potential real estate deals
- Manage financial modeling, budgeting, cashflows, and risk management

Armstrong World Industries, Lancaster, PA   Aug '15 – May '20
Sr. Business Analyst, Pricing & Strategic Planning
- Manage pricing and strategic planning based on economic/competitive drivers, and cost analysis
- Conduct market analysis to make informed decisions regarding pricing strategy and to present actionable insights and work with sales team to execute strategies and drive price performance
- Owner of departmental reporting and data manipulation to support required analysis
- Received 2 GEMSTONE Awards for exceeding expectations with strong process improvement skills

Woodstream Corporation, Lititz, PA   March '13 – Aug '15
Consumer Insights & Reporting Manager
- Managed, researched, and analyzed consumer data and owner of departmental reporting
- Managed financial forecasting and budgeting of the company's fastest growing customer of $20M+
- Developed new forecasting system based on trends using exponential smoothing (less than 5% error)
- Saved $100,000+ by implementing new requirements for troubleshooting product issues

Philadelphia 76ers, Philadelphia, PA   Sep '12 – March '13
Marketing Analyst
- Developed, planned, executed, and tracked marketing campaigns using ROI models
- Prepared pricing/attendance analysis and new pricing system; presented to VPs and owners

EDUCATION

Master's Degree in **Business Administration (MBA)**
West Chester University, West Chester, PA

Bachelor's Degree in **Business Analytics (Mathematics/Business Management)**
Lebanon Valley College, Annville, PA

VOLUNTEER EXPERIENCE

LA Elit3, LLC, Lancaster, PA   Feb '18 – Present
Co-Founder / CFO / Head Coach
- Founded a local, non-profit AAU basketball program with the mission of developing the local youth
- Manage financial modeling, budgeting, and cashflows of organization
- Coach one of 10 teams in the program

Manheim Township School District, Lancaster, PA   Mar '13 – Present
JV Head Coach & Varsity Assistant Coach